ACN 009 220 053

10th May 2006

The Manager
The Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: AGM Information Presentation

The company's Annual General Meeting is to be held at 11:30am today. A presentation will be made to shareholders which contains information about the performance of the company over the last financial year as well as some forward looking statements. A written version of this presentation follows. The information provided at the meeting may expand on these details as questions will be taken from members who attend the meeting.

Chairman's Address –

As advised in the Annual Report, the year 2006 saw strong returns for the company, which reported a profit, after tax, of $3.2 million, an increase of 50% from last year which was achieved on a revenue of $13.2 million, itself an increase of 31% on the previous result.

Since that time the Company has announced a fully franked 2 cent per share dividend which will be paid on 25th May 2007.

On the 20th April 2007 the company released a statement to the Australian Stock Exchange which indicated that the forecast revenue for 2007 could be $14.3 million and that the possible forecast revenue for 2008 could be as high as $18.7 million. These revenue forecasts are subject, of course, to the usual caveats about aquaculture operations.

The strong performance of the company is due to diversification of production, specialisation of key activities at specific sites and the implementation of improved breeding and pearl growing techniques which has all led to improvements in pearl quality.

The company has made strong progress in the development of a retail team to increase return on investments in pearl production and pearl based by-products.

In the past eighteen months the company has developed three retail sites in Bali for the sale of pearls and associated jewellery products and announced the recent employment of a Retail Operations Manager, Jewellery Production Manager and Promotion and PR Manager to support marketing and jewellery production efforts. Recent sales have indicated that there has been a strong acceptance of these retail facilities, two of which are associated with pearl production operations and the third with our Head Office in Sanur in Bali. The Company has significant plans to increase retail sales.

43 York Street, Subiaco, WA 6008 Australia ● PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 ● FACSIMILE (61) (8) 9380 9970 ● WEBSITE http://www.atlaspacific.com.au ● EMAIL atlas@atlaspacific.com.au

An exciting new development for the Company will be its diversification overseas and preliminary surveys and meetings have been held in Sabah Malaysia, which have identified a number of potential sites and the Sabah government and regional authorities have indicated strong support for the Company's expansion. The next step is a formal application for sea and land leases, which will be submitted mid-year It is hoped that a pilot project will be established later this year and we intend to give strong priority to the establishment of a viable operation.

As mentioned in the Annual Report, together with my fellow Directors, I would like to thank everyone for their strong support and enthusiasm and I am sure that our efforts will continue to deliver strong results for the benefit of shareholders, employees and all associated with the Company.

Managing Director's Presentation -

1. **2006 – Key Achievements**
   1.1. Increase in profit – the company reported and after tax profit of $3,235,556 in 2006 compared to a profit of $2,060,587 in the previous financial year.
   1.2. Surpass operational targets – The company was able to exceed its operating target of 300,000 oysters by seeding 380,000animals during 2006. The majority of the oysters were seeded at the Alyui Bay site in West Papua which continues as the primary pearl production site.
   1.3. Risk diversification – Geographical diversification was initiated in 2002 through the separation of the operations over a number of sites throughout Indonesia to reduce risk from adverse regional climatic changes. This has resulted in significantly higher productivity and survival rates, especially amongst juvenile oysters.
   1.4. R&D initiatives – The joint research program undertaken between James Cook University and Atlas has continued to produce good results, both from a scientific perspective and from a practical perspective of being able to improve hatchery and farming techniques.
   1.5. Retail opportunities – The company continued to enhance its value adding capabilities with three retail facilities now open in North Bali, Lembongan Island and Denpasar. Jewellery manufacturing has commenced in Bali and retail management has been enhanced with a specialist retail operations manager who has extensive jewellery experience employed in 2007.

2. **Financial Profit Results**
   The financial results for the last three years and a forecast for the current financial period (2006) are shown in the chart below.



14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
-
-2,000,000
AUD
2004
2005
2006
2007*
Sales Revenue
Profit

* Forecast

3. **Unit cost of seeded oysters**
The expansion of production to the separate production sites has resulted in significant economies of scale being achieved. This is most obviously demonstrated by the reduction in the unit cost of seeded oysters over the last four years.


Unit Cost of Production
Seeded Oysters
AUD
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
2004
2005
2006
2007*

* Forecast

4. **Operational Results**
The company's operation results for the last three years are demonstrated in the following chart. A projection for production in 2007 is also provided.


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2004
2005
2006
2007*
Total Oysters
Oysters Seeded
Oysters Harvested

* Forecast

The operational results have been and continue to be driven by the following key factors

- Consolidation of juvenile production
- Research and Development and Technical Training
- Expansion of most cost effective centres (Bali)

5. **Research & Development**
Oysters from the first year of the R&D genetics program have now been successfully seeded. Data is being collected on post operation success. Planning is under way for the next generation oyster production.

The third phase of the project which is due to commence in 2007 will see the first select design spawning using test oysters.

The company has employed a full-time in-house R&D manager. We are commencing a range of new projects including bio-fouling controls and biotech options to improve pearl quality.

6. **Retail**

The key achievements for the company in the area of retail in the last 12 months are:

6.1. The successful opening of an additional two retail centres to bring the total outlets to three in Bali. Two of these centres (North Bali and Lembongan Island) operate as tourist centres where guests can learn about the pearling process from a guided tour of the company's facilities and the third centre (Sanur) is a dedicated retail destination;

6.2. Appointment of a dedicated retail management team and enhancements in the skills and training for staff who work in this department. The increase in skills has lead to improved customer service which has lead to better retail results.


Retail Revenue
1000000
800000
600000
400000
200000
0
2005
2006
2007*
Retail Revenue

The objectives that have been set out for the retail department in the next two years are:

- Design and manufacture a core range of Atlas branded jewellery;
- Improve client services and selling skills;
- Open additional retail outlet(s) in Bali; and
- Ensure that the retail department achieves benchmarked profit results by 2007/08.

7. **Expansion Program**

Bali, Indonesia –

- Maximise use of surplus oysters in low cost environment
- Development of specialised oysters seeding facilities in Bali are near to completion which will allow additional seeding capacity
- Additional water leases have been sought to cater for increased oyster numbers of juvenile and seeded oysters
- Expectation that there will be more than 100,000 oysters seeded in Bali in 2007 which is in addition to the 300,000 expected from seeding in Alyui Bay, Papua

Malaysia –

- Expansion to Malaysia will spread the geographic and political risk for the company
- There are attractive tax and business incentives available for star-up ventures in Malaysia
- Potential sites have been identified and surveyed in the state of Sabah
- There is strong government support for aquaculture projects in Malaysia and initial contact with local tertiary institutions indicates that there would be skilled and semi-skilled personnel available to resource the project
- A formal application will be lodged with the authorities in mid 2007-05-10
- A pilot project will commence in 2007/08

8. 2007 Expectations

During 2007, the company expects to:

8.1. Increase the size of pearls harvested and the overall weight of the total pearl harvests;
8.2. Commence a new pilot farm operation;
8.3. Progress research and Development program to implement results that have been achieved to date from the joint R&D program with JCU;
8.4. Increase revenue and profit as per forecasts;
8.5. Increase dividend stream.

This presentation will be available through an audio stream link to the company's web site.

Yours faithfully

GEORGE SNOW
Chairman